SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

*	Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

SIGNATURE

October 18, 2004

To: Holders of American Depositary Receipts (“ADRs”)
evidencing American Depositary Shares (“ADRs”)
representing Ordinary Shares of
Bayer AG

Ladies and Gentlemen,

     As you may be aware, Bayer AG has given notice of its Extraordinary Stockholders’ Meeting, to be held on Wednesday, November 17, 2004 at 10:00 a.m. in the “Grugahalle”, Norbertstrasse 2, 45131 Essen, Germany. The Board of Management and the Supervisory Board of Bayer AG propose that this Meeting consent to the Spin-Off and Acquisition Agreement between Bayer AG and LANXESS Aktiengesellschaft, Leverkusen, Germany.

     According to this agreement, Bayer spins off its entire shareholdings in LANXESS Deutschland GmbH and in LANXESS Aktiengesellschaft, all assets and liabilities allocable to the LANXESS Corporate Center with all rights and obligations pertaining thereto, as well as two claims for repayments of loans plus the related claims for interest, as a whole to LANXESS Aktiengesellschaft (spin-off (Abspaltung zur Aufnahme) pursuant to § 123 paragraph 2 no. 1 of the German Transformation Act). The predominant portion of the chemicals activities and approximately one-third of the polymer activities of the Bayer Group are combined in LANXESS Deutschland GmbH and its subsidiaries. The spin-off occurs with economic effect as of July 1, 2004, 00.00 hours.

     As consideration for the spun-off assets, the acquiring entity, LANXESS Aktiengesellschaft, will issue shares in LANXESS Aktiengesellschaft. These shares will, as part of the spin-off transaction, be distributed to Bayer AG’s stockholders. Each Bayer AG shareholder will receive one LANXESS share for every ten Bayer shares.

     Starting on the date on which notice of the Stockholders’ Meeting is given, the documents legally required to be made available for inspection by the stockholders are available for inspection by the stockholders on the Company’s business premises:

Building Q 26 (Legal Department)
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany

     Copies thereof will be issued to all stockholders immediately, without charge, on request. To facilitate the supply of information to the stockholders and in the interests of clarity, the following documents available for inspection by the stockholders are combined in a brochure entitled “Information on the Spin-Off of the LANXESS Subgroup”:

1.	Spin-Off and Acquisition Agreement between the Company and LANXESS Aktiengesellschaft (without Appendices)

2.	Master Agreement between the Company and LANXESS Aktiengesellschaft (without Appendices)

3.	Joint Spin-Off Report of the Boards of Management of the Company and of LANXESS Aktiengesellschaft Concerning the Spin-Off of the LANXESS Subgroup (with selected Annexes)

4.	Future Articles of Association of LANXESS Aktiengesellschaft

5.	Information on the Convertible Bonds

6.	Auditors’ Report on the Spin-Off

The brochure may be ordered free of charge from Bayer Aktiengesellschaft:

c/o Finger Marketing Services GmbH
Post Office Box 100538
41405 Neuss
Germany

     In addition, copies of the brochure, as well as of the Notice of the Extraordinary Stockholders’ Meeting, may be ordered free of charge from The Bank of New York at:

The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

     Copies may also be ordered by telephone from The Bank of New York, at 610-382-7836, or downloaded from Bayer AG website’s Internet-link at www.stockholdersmeeting.bayer.com. In addition, Bayer AG has submitted the brochure and the Notice to the Securities and Exchange Commission (SEC) under cover of its Report of Foreign Private Issuer on Form 6-K dated on or about October 7, 2004, and such Report, the brochure and the Notice, together with reports and other information Bayer has filed with or submitted to the SEC, may be read and copied at the SEC’s public reference room in Washington, D.C.:

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

     Please call the SEC at 1-800-SEC-0330 for further information on its public reference rooms, including those in New York and Chicago. You can also request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Finally, these documents, as well as some of the other reports and information, are available on the SEC’s website at http://www.sec.gov.

     Holders of Bayer ADRs on the Distribution Date of the spin-off (currently expected to be in early 2005) will receive a pro rata distribution of the LANXESS shares issued to The Bank of New York as Depositary under Bayer’s ADR facility. Since there will be no ADR facility for the LANXESS shares, each holder of Bayer ADRs can elect to keep his LANXESS shares or direct The Bank of New York to arrange for the sale of these shares on his behalf and receive U.S. dollars.

     It is anticipated that the election will be made shortly before the planned Distribution Date. Each record holder of Bayer ADRs will be sent an election form in advance of the anticipated spin-off date which will permit the shareholder to elect either to receive the shares of LANXESS AG and to provide delivery instructions for their safekeeping or to receive cash. Holders electing LANXESS shares must continue to own their Bayer ADRs over the Distribution Date. Because the LANXESS shares will be represented by a global bearer share, physical certificates will not be available. A holder must have the ability to provide the Depositary with instructions for the electronic delivery of the LANXESS shares. These shares will be denominated in Euro and it is anticipated that they will be listed on the Frankfurt Stock Exchange.

     If a holder does not submit a properly completed election form prior to the Distribution Date, the Depositary will deem the holder to have elected to receive cash in lieu of shares of LANXESS AG. All sales of LANXESS shares being made by the Depositary will be made over a period beginning after the initial listing of the LANXESS shares on the Frankfurt Stock Exchange. All holders electing to receive cash in lieu of shares will receive cash in an amount per share corresponding to the arithmetic average sale price per share of all of the shares sold by the Depositary.

     The distribution or the sale of the LANXESS shares will for each holder be subject to the deduction or payment of any fees or expenses of the Depositary in proportion to the number of ADRs held by the holder. However, Bayer AG has agreed with The Bank of New York to pay these fees and expenses on behalf of the holders.

     Holders of Bayer AG holding ADRs through the Depository Trust Company may be subject to a different election procedure and election deadline, as established by the Depository Trust Company.

     Bayer AG has the right to establish additional or different procedures and determinations governing the validity of the election form and the issuance and delivery of shares. Such procedures and determinations will be final and binding on all holders of Bayer ADRs.

Very truly yours, THE BANK OF NEW YORK as Depositary

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Dr. Roland Hartwig
Name: Dr. Roland Hartwig
Title: General Counsel

By:	/s/ Dr. Alexander Rosar
Name: Dr. Alexander Rosar
Title: Head of Investor Relations

Date: October 19, 2004